EXHIBIT (c)(vi)

Document Entitled

State Budget 2010-11 – Mid Year Fiscal and Economic Review

State Budget 2010–11

Mid Year Fiscal and Economic Review

Queensland Government

Queensland

Government

STATE BUDGET

2010-11

MID YEAR FISCAL

AND ECONOMIC REVIEW

CONTEXT

The Mid Year Fiscal and Economic Review (MYFER) is required by the Australian Loan Council’s Uniform Presentation Framework.

The MYFER presents revised fiscal estimates for the current Budget year and the three following years for the General Government, Public Non-financial Corporations and Non-financial Public sectors. These revised estimates take into account developments since the preparation of the 2010-11 Budget.

The release of this year’s MYFER was delayed to incorporate a preliminary assessment of the economic and fiscal impacts of the December-January floods.

The December-January flood event has had a devastating effect on communities and will come with a significant human and economic cost. Estimating the impact in economic and financial terms is very difficult as the full extent of the damage has yet to emerge and agencies and local government efforts remain appropriately focussed on the immediate relief and response effort. Treasury expects further estimates of the cost of the damage to be incorporated in the June State Budget for 2011-12.

ECONOMIC OVERVIEW

While global economic and financial conditions have improved somewhat in the last 12 months, widespread flooding across Queensland has severely impacted the State’s export sector in particular, which has also been affected by a higher Australian Dollar exchange rate. Further, ongoing tight credit conditions and consumer caution are continuing to impact the nation and the state. As a result, economic conditions will be weaker in 2010-11 than initially anticipated. This has led to downward revisions in the majority of economic and fiscal forecasts.

Despite this, the medium term outlook for the economy remains strong, with business investment expected to recover in 2010-11 and accelerate further in 2011-12, driven by investment in the mining sector, including LNG developments. The rebuilding effort following the floods is also expected to boost economic activity in 2011-12.

FISCAL OVERVIEW

For the purposes of this publication, an estimate based on initial assessments from councils and agencies and the cost of previous disasters has been used to inform the costing of the current flood disaster. This estimate is $5 billion over the period 2010-11 to 2012-13.

This is a preliminary estimate for planning purposes and will be updated over time, including at the 2011-12 Budget, as more information comes to hand.

The floods have placed further pressure on an already challenging fiscal position. Nonetheless, Australia has an institutional framework for natural disasters that is very supportive of State and local governments and the Australian Government will meet a significant proportion of the cost of this disaster.

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Queensland is forecasting net operating deficits across each year of the forward estimates. The operating deficits are expected to peak at $4 billion in 2011-12, before falling to $1.7 billion in 2013-14. The timing of the Australian Government’s Natural Disaster Relief and Recovery Arrangements (NDRRA) spending is having a significant impact on Queensland’s operating position across the forward estimates with the impact being an improved operating position in 2010-11 and operating deficits larger than would otherwise be expected in 2011-12 and 2012-13.

Lower than anticipated economic growth, combined with the appreciation of the Australian Dollar, is expected to see the recovery in revenue take longer than previously anticipated, with revenue growth across the forward estimates expected to average 2.2%. The slower revenue growth is also impacted by the $2 billion advance payment from the Australian Government for NDRRA reimbursement which will be received in 2010-11.

Over the period to 2013-14, own-purpose expenses growth is expected to average 4.15% per year, compared to projected average growth in inflation and population of 5.04%.

Despite the challenging operating environment, the State’s expected future stock of borrowings is now lower than expected in the 2010-11 Budget. The asset sales proceeds have been utilised to retire existing debt and have also provided the State with a significant liquidity buffer which has all but eliminated the need for the State to access the capital markets in 2010-11. The sale of the Abbot Point Coal Terminal during the first half of this calendar year will support the State’s disaster recovery efforts.

The flooding will necessitate a major review of the State’s spending priorities such as the delay in the Brisbane Cross River Rail project, which was due to commence construction in 2013 but will now be delayed at least two years. The outcome of this review will be incorporated in the 2011-12 State Budget. The review is essential in terms of restoring the State’s fiscal position, but is also important in the recovery context because of physical capacity constraints on Government and contractors. A major reprioritisation effort will therefore be essential to ensure the timely completion of restoration works.

A review of the State’s spending priorities to ensure adequate financial and physical resources are available for the recovery effort will be a major focus of the 2011-12 Budget.

POLICY MEASURES

The Government has committed to a range of measures (including revenue protection measures) delivering additional savings rising to around $400 million per annum by 2014-15.

•	increasing the existing public service efficiency target from almost $400 million in 2012-13 to $450 million in 2013-14 and $500 million in 2014-15

•

a proposed program of 3,500 voluntary separations from non-service delivery areas over the period 2011-12 to 2012-13, which is anticipated to deliver net savings to the Budget of around $175 million per annum in 2012-13 and ongoing. The terms and conditions of the offer will be developed over coming months by the Public Service Commission. Unions and affected employees will be consulted on this initiative

•

returning $215 million in capital savings from lower costs of project delivery (comprising $150 million from the Department of Transport and Main Roads capital program and $65 million from other departments) and also giving rise to lower depreciation costs. This funding will be returned to the Consolidated Fund and will not result in the scaling back of projects.

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•

a rationalisation of programs in the Department of Employment, Economic Development and Innovation to deliver annual savings of $20 million from 2012-13. The Department currently operates some 110 programs and will conduct a review to identify areas of overlap and duplication

Two revenue protection measures will be put in place:

•

aligning Queensland’s model for applying duty to the acquisition of land owned by a company to that which applies in most other jurisdictions. The harmonisation of the treatment, through the ‘landholder’ model, is expected to result in revenue of approximately $30 million per annum from 2011-12 from transactions presently falling outside the system

•

as part of centralising revenue collection, the collection of royalties will in future be undertaken by the Office of State Revenue. Revenue will also change from quarterly to monthly collections, with implementation to be undertaken in consultation with the mining industry.

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ECONOMIC CONDITIONS AND OUTLOOK

Feature Box: Economic Impact of Queensland Floods

Flooding over December and January, combined with much wetter than usual weather conditions since September 2010, is estimated to have detracted 1 3/4 percentage points, or $4 billion in real terms, from gross state product (GSP) in Queensland in 2010-11. The table below compares forecasts in the MYFER with what forecasts would have been under normal weather conditions. In the absence of floods, economic growth in Queensland would have been predicted to improve to 3% in 2010-11, rather than ease to 1 1/4% as currently forecast.

The loss in economic growth of 1 3/4 percentage points in Queensland includes estimates of the direct impact of flooding on coal, rural and tourism exports, some delays to construction activity, as well as flow-on effects to employment, private spending, wages and prices. However, the impact of the floods remains difficult to quantify at this time, given uncertainty over the extent of damage caused and the timing and pace of the recovery.

However, the need to rebuild this infrastructure means that economic growth in Queensland is expected to be higher in 2011-12 than would have otherwise been the case. In particular, around 30,000 properties have been flood affected, requiring significant increases in dwelling construction activity. Some catch up in coal exports is also expected to occur from June quarter 2011, and continue through 2011-12, given expansions to system capacity made in recent years. As a result, economic growth in 2011-12 is now forecast to be 5%, compared with 4 1/4% in the absence of floods.

Further, with the State and national economy already characterised by tight labour markets and high levels of capacity utilisation, part of the rebuilding effort will have to occur at the expense of other investment. In the public sector’s case, this may necessitate a reprioritising of capital projects, while for the private sector, labour shortages may limit the scale to which investment can fully bounce back by next year. However, the dwelling sector represents one key area where spare capacity exists, after being weighed down for several years due to tighter credit conditions and higher interest rates.

Impact of floods on MYFER economic forecasts1

(annual percentage change)

	2010-11		2011-12
	MYFER forecast	Excluding floods	MYFER forecast	Excluding floods
Gross state product[2]	1 1/4	3	5	4 1/4
Employment	2 3/4	2 3/4	3 1/4	3
Unemployment rate	5 3/4	5 3/4	5 1/4	5 1/2
Inflation	3 1/4	3	3	3
Wage Price Index	3 1/2	3 1/2	4	3 3/4
Population	2	2	2	2

Notes:

1.	All numbers are in year-average terms unless stated otherwise.
2.	CVM, 2007-08 reference year.

Source: Queensland Treasury.

Employment

While the floods are expected to reduce employment in the agricultural sector and in severely affected businesses, increased employment driven by the recovery effort is expected to drive year-average employment growth of 3 1/4% by 2011-12, compared with a forecast of 3% in the absence of floods. As a result, the unemployment rate is forecast to fall to 5 1/4% in that year, compared with 5 1/2% in the absence of the rebuilding effort.

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Prices and wages

The floods are also expected to see year-average growth in Brisbane’s Consumer Price Index (CPI) reach 3 1/4% in 2010-11, compared with 3% in the absence of floods, with higher meat, fruit and vegetable prices expected to add around a  1/4 of a percentage point to inflation. While these price increases are expected to unwind as supply normalises, stronger growth in the price of household contents and services are expected to offset this, leaving inflation at 3% in 2011-12. A tighter labour market due to the recovery effort, along with slightly higher inflation, is expected to put some upward pressure on wages. As a result, year-average growth in the Wage Price Index is forecast to be 4% in 2011-12, compared with 3 3/4% in the absence of floods.

Coal sector

Heavy rains have disrupted production for many coal companies, with many open-cut mines reporting varying degrees of pit flooding. In January 2011, the Queensland Resources Council estimated that only 15% of Queensland’s coalmines were operating at full capacity, with the remaining 85% either operating under restrictions or closed. Flooding has also damaged coal railing infrastructure and it is not expected to regain full capacity for some time. Approximately 15 million tonnes in export tonnages will either be delayed or lost in 2010-11, amounting to around $2.5 billion in nominal terms at recent coal prices.

However, expansions to rail and port infrastructure over recent years suggest that the coal system has the capacity to support a strong recovery in export tonnages next year. Furthermore, ongoing strong demand from traditional coal importing countries in Asia, combined with supply disruptions in other key coal exporting countries, means that flooding in Queensland is likely to contribute to a surge in coal contract prices from June quarter 2011, supporting export incomes. This is likely to unwind as supply normalises.

Rural sector

The heavy rain and floods have severely impacted Queensland’s rural sector, with the combined impact of abnormal weather conditions estimated to be above $1 billion in 2010-11. Torrential rain prior to Christmas has left a sizable portion of the sugar cane crop unharvested, as well as lowering yields, resulting in an estimated 20% reduction in raw sugar production in 2010-11. There are reports indicating that flooding in Southern Queensland is likely to have destroyed almost half of the cotton crops, while yields from remaining crops may also have been affected. Although the majority of winter crops (mainly wheat) had been harvested before the floods, heavy rainfalls have adversely affected the quality of the crops, while any unharvested crops may have been destroyed. Meanwhile, heavy rain has adversely affected the amount of sorghum planted, while a substantial portion of the existing plantation is expected to have been heavily damaged by floods in the Southern Queensland region.

While the extent of livestock losses due to floods is not believed to be exceptional at this point in time, feedlots and cattle processing have been affected by flood waters and road closures. However, with beef prices much higher and strong demand, cattle slaughtering is likely to increase significantly later in the year when cattle movement is restored. Consequently, the impact of the floods on meat production is not expected to be as large as for crops. Despite a large portion of horticultural crops being already harvested before the floods, there will still be a sizable loss to production especially due to flooding in the Lockyer Valley.

Tourism

While the flooded regions in Central and Southern Queensland constitute around 10% of tourism exports, the severity of the floods is likely to impact arrivals in these regions in the second half of 2010-11, due to negative publicity stemming from the worldwide reporting of Queensland’s floods. Widespread rainfall across Queensland since September 2010 has dampened tourist demand for popular destinations such as the Gold Coast, Sunshine Coast, Cairns and Whitsundays. Travel between Brisbane and these destinations may have been hampered by disruptions to transportation from the floods. Interstate and overseas tourism exports totalled almost $8 billion in 2009-10, with losses likely to amount to more than $300 million this financial year.

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External Conditions

Queensland’s major trading partners are now estimated to have grown by 5 1/2% in 2010, compared with 4 1/4% assumed at Budget. This is largely due to a faster than anticipated recovery from the global financial crisis in Asia (see Table 1), with economies in this region benefitting from a stronger than expected turnaround in global industrial production and trade. Major trading partners are forecast to grow 3 3/4% in 2011, similar to that at Budget time. However, several factors continue to weigh on the outlook for advanced economies, including the impact of an elevated Yen in Japan, fiscal consolidation in Europe, and prolonged weakness in the US housing and labour markets.

Table 1

Queensland major trading partner GDP outlook

(annual % change)

	2009	2010		2011
	Actual	Budget	MYFER	Budget	MYFER

Major trading partners[1]	-1.4	4 1/4	5 1/2	3 3/4	3 3/4
Non-Japan Asia[2]	2.7	6 3/4	7 3/4	6	6
China	9.1	10 1/4	10	9 1/4	9 1/4
India	7.4	8 1/4	8 3/4	8 1/4	8 1/4
Japan	-6.3	2 1/2	4 1/4	1 3/4	1 1/4
Europe[3]	-4.1	1 1/4	1 3/4	1 3/4	1 1/2
United States	-2.6	3 1/4	3	3	3 1/4

1.	Export weighted.
2.	Includes New Zealand.
3.	Includes United Kingdom.

Sources: Consensus Economics and Queensland Treasury.

Economic growth in China and India is forecast to remain strong, at 9 1/4% and 8 1/4% respectively, in 2011, notwithstanding recent tightening measures put in place by authorities to ease inflationary pressure. A strong growth outlook in emerging Asia has in turn supported ongoing high prices for the State’s major commodity exports so far in 2010-11 (Figure 1a). Looking ahead, coal prices are likely to be significantly boosted in the short term by domestic supply constraints due to flooding across Queensland.

The resilience of the Asian region has heightened Reserve Bank of Australia (RBA) concerns over the inflationary impact of another mining boom on the Australian economy. This has led to tighter monetary policy. While markets at Budget time expected only one 25 basis point rise in the cash rate to 4.75% by late 2011, the RBA raised the cash rate to this level in November 2010. Further, most commercial banks raised lending rates by more than the latest cash rate rise, citing increased funding costs since the financial crisis. As a result, higher lending rates are now expected over the next two years.

The above trends have contributed to the most significant change in external conditions since Budget, with the A$ appreciating by around 17% since June, to reach parity with the US$ in mid October. The rise has been broad-based, with the A$ in trade weighted terms rising around 10% over this period (Figure 1b). The initial appreciation in the A$ was largely driven by widening differences in monetary settings, with the US Federal Reserve undertaking quantitative easing and the Bank of Japan and the European Central Bank re-affirming their commitment to maintain official rates at very low levels. More recently, the currency has been supported by commodity price strength.

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Sources: ABARE, Reuters and DataStream.

Domestic Economic Outlook

Economic growth in Queensland improved to 2.3% in 2009-10, following 1.1% growth in 2008-09. This largely reflected stronger growth in coal exports to emerging Asia, as well as public sector stimulus. Reflecting the legacy of the financial crisis, private domestic demand contracted during the year. Ongoing tight credit conditions and below average business confidence caused business investment to fall, after tripling over the previous eight years. These factors, combined with the cessation of the First Home Owners Boost and higher lending rates, also caused dwelling investment to fall during the year. As a result, economic growth in Queensland was similar to the Australian average for the second successive year in 2009-10.

While the Queensland economy was forecast at Budget time to strengthen into 2010-11, the impact of widespread flooding in regional Queensland, Ipswich and Brisbane is now expected to see economic growth slow to 1 1/4% in 2010-11 (see Table 2). The impact of the floods and well above average rainfall since September 2010 is expected to have detracted 1 3/4 percentage points from Queensland’s economic growth in 2010-11. The Feature Box on Economic Impact of Queensland Floods discusses the impact on the economy in more detail, including the impact on the coal and agricultural industries in particular.

Abstracting from the loss in output due to floods and general wet weather, economic growth in Queensland would have been expected to strengthen to 3% in 2010-11, rather than slow to 1 1/4% as currently forecast. This represents growth below the 3 3/4% original Budget forecast. This largely reflects additional changes to the external and domestic environment which have weighed on the outlook. In particular, the higher than expected A$ has adversely affected exports of non-commodity goods, tourism and education exports. Ongoing restrictive credit conditions and tighter monetary policy relative to those expected at Budget time have delayed the recovery in dwelling investment, while financing difficulties and excess supply have also weakened the outlook for commercial property. Weaker housing activity is also expected to flow through to slower growth in consumption. As a result, the recovery in private sector demand is now expected to be weaker than originally anticipated.

While some of these factors will continue to weigh on activity into 2011-12, the rebuilding effort associated with the floods, along with an anticipated solid recovery in coal exports, is forecast to drive economic growth of 5% in 2011-12, above the 4 1/2% originally forecast at Budget time. The approval of major LNG projects has also boosted the investment outlook for 2011-12, as well as the medium-term outlook for State economic growth.

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Table 2

Economic forecasts1,2

(annual % change)

	2009-10	2010-11		2011-12
	Outcomes	Budget	MYFER/ MYEFO	Budget	MYFER/ MYEFO
Queensland
Gross state product[3]	2.3	3 3/4	1 1/4	4 1/2	5
Employment	0.9	2 3/4	2 3/4	3 1/4	3 1/4
Unemployment rate[4]	5.7	5 1/2	5 3/4	5 1/4	5 1/4
Inflation	2.7	3	3 1/4	3	3
Wage Price Index	3.3	3 1/2	3 1/2	3 3/4	4
Population	2.3	2 1/4	2	2 1/4	2
Australia
Gross domestic product[3]	2.2	3 1/4	3 1/4	4	3 3/4
Employment[5]	2.4	2 1/4	2 1/2	2	2
Unemployment rate[4]	5.2	5	4 3/4	4 3/4	4 1/2
Inflation[5]	3.1	2 1/2	2 3/4	2 1/2	3
Wage Price Index[5]	3.0	3 3/4	3 3/4	4	4
Population[6]	2.0	1 3/4	1 3/4	1 1/2	1 1/2

Notes:

1.	Economic forecasts for Queensland and Australia are not directly comparable, reflecting in particular the different timing of when forecasts were finalised and differences in external assumptions used to produce forecasts.
2.	All numbers are in year-average terms unless stated otherwise.
3.	CVM, 2007-08 reference year for Queensland; 2008-09 reference year for Australia.
4.	Year-average for Queensland; seasonally adjusted estimate for the June quarter for Australia.
5.	Through-the-year growth to the June quarter. WPI is seasonally adjusted.
6.	Australian estimates are through-the-year to 31 December.

Sources: Queensland Treasury and Australian Government 2010-11 MYEFO.

Dwelling investment

The short term dwelling investment outlook has softened since Budget, when investment was forecast to rise 6 3/4% in 2010-11. Higher mortgage rates since late 2009 and the cessation of the FHOB have had a sharper than expected impact on demand, with the trend number of private house approvals in late 2010 falling back to a level broadly in line with that in early 2009 (Figure 2a). This, combined with tighter monetary policy relative to Budget and a moderation in population growth, is now expected to see house construction fall in 2010-11.

Source: ABS 8731.0.

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While some improvement in credit conditions was assumed at Budget time, business surveys suggest access to finance will remain a constraint on property development into 2011 in Queensland. A weaker outlook for medium-to-high density construction has also been exacerbated by oversupply in some regions, with approvals for medium-to-high density dwellings on the Gold Coast for the first eleven months of 2010 only one third of their level reached in the same period in 2007 (Figure 2b). Wetter than usual weather conditions have also caused delays in dwelling construction activity in the first three quarters of the financial year.

A faster than expected easing in resident population growth has also weighed on the dwelling investment outlook. With net overseas and interstate migration anticipated to be lower than initially thought, resident population growth is now assumed to be 2% in 2010-11 and 2011-12, compared with 2 1/4% per year at Budget time (see Table 2).

However, the recovery in dwelling investment in 2011-12 is expected to be sharper than anticipated at Budget time, reflecting the continued rebuilding task associated with flooded properties. Underlying demand from stronger growth in incomes and assuming improvement in credit conditions should also support dwelling investment going forward.

Household consumption

A slower than originally expected recovery in the housing sector in 2010-11 is anticipated to result in weaker growth in consumption relative to the 3 1/2% and 4% forecast for 2010-11 and 2011-12 at Budget time. While the need to replace household contents following the floods is likely to see strong growth in some areas of consumer spending in the second half of 2010-11, this is likely to occur at the expense of spending in other areas or reduced household savings for those uninsured. Further, a slower recovery in dwelling construction in the first half of 2010-11 prior to the floods had already dampened spending on household goods and services. The outlook for housing wealth has also softened, affecting households’ ability and willingness to draw on increased equity to finance spending. Recent surveys suggest an easing in expectations for house price growth over the next year. Higher than expected mortgage rates have also dampened the outlook for growth in disposable incomes.

Nevertheless, growth in consumer spending is still expected to gradually improve over the next two years, reflecting some strengthening in employment and wages growth, as well as the income boost from a strong terms of trade.

Business investment

The recovery in business investment in 2010-11 is now expected to be slightly below the 9 1/2% forecast in the State Budget. Non-residential construction is now expected to fall, with approvals for commercial property trending well below previous peaks, credit remaining tight and a weaker outlook for consumer demand since Budget. Engineering construction should partly offset this, surging to a new historic high in the September quarter 2010 (Figure 3). Furthermore, a high A$ should encourage some bring-forward of machinery and equipment investment in 2010-11, as businesses take advantage of cheaper imported capital goods.

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Sources: ABS 5206.0.

Growth in business investment is expected to gather momentum into 2011-12 and is likely to be stronger than the 17 3/4% forecast at Budget time. Final investment decisions for both the BG Group’s and Santos’s Curtis Island LNG projects suggests that activity related to this sector will be stronger than initially anticipated in 2011-12, despite some expected delays in 2010-11 as a result of the floods. These projects are likely to have flow-on effects to other industries and result in more broad-based growth in business investment in 2011-12.

Exports

Queensland’s export sector has been heavily affected by flooding and wetter than usual weather conditions. Total exports are now expected to fall in 2010-11, compared with a rise forecast at Budget time. Flooding has seen most mines operate below capacity and caused damage across the State’s coal railing infrastructure. Approximately 15 million tonnes in coal export tonnages is expected to be delayed or lost in 2010-11. Furthermore, wet weather and flooding has also damaged sugar, cotton and other crops, and also deterred tourists from interstate and overseas (see Feature Box on Economic Impact of Queensland Floods).

The high A$ is also expected to hinder overseas tourism exports and, combined with tighter student visa application standards, weigh on education exports. Low international airfares and the high A$ may also encourage prospective interstate tourists to instead opt for overseas travel, adversely affecting interstate tourism. The exchange rate appreciation will also act to dampen exports of non-commodity goods, such as manufactures, that are priced in A$ terms.

Labour market

Despite the impact of the floods and a weaker than expected recovery in private sector demand in 2010-11, year-average employment is still forecast to grow by 2 3/4% this year, in line with that anticipated at Budget time (see Table 2). However, this largely reflects stronger than expected job creation in the first half of 2010-11, where job gains in the rural, mineral and government sectors helped drive 3.1% annual employment growth. Employment growth is expected to weaken in the second half of 2010-11, partly reflecting the temporary disruption to business activity due to the floods, but then accelerate through 2011-12 as the rebuilding effort gathers pace. On balance, year average employment in 2011-12 is forecast to be 3 1/4%, similar to the forecast at Budget time.

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However, the labour force participation rate has risen faster than expected since Budget time, reaching a record high in December 2010. As a result, the unemployment rate is now forecast to average 5 3/4% in 2010-11, compared with the 5 1/2% originally forecast. An acceleration in employment growth in 2011-12 is forecast to bring the unemployment rate down to a year-average rate of 5 1/4%, in line with that forecast at Budget time. This would represent an unemployment rate well below the historic average (Figure 4).

Growth in the Wage Price Index is forecast to reach 4% in 2011-12, slightly higher than the 3 3/4% forecast at Budget time. Wages growth is anticipated to be supported by the well below average unemployment rate as well as higher than originally anticipated inflation in 2010-11 due to floods. Specifically, upward pressure on food prices is expected to result in inflation of 3 1/4% in 2010-11, compared with 3% originally anticipated.

1.	2010-11 is an estimated actual and 2011-12 is a forecast.

Sources: ABS 6202.0 and Queensland Treasury.

Risks and Opportunities

While the current economic forecasts have attempted to incorporate the impacts of floods, the extent of the damage to many facets of the economy is uncertain at this point in time. Equally uncertain is the timing and the pace at which damaged properties and infrastructure will be rebuilt. As a result, the economic outcomes may vary from the current forecasts. Importantly, the strong La Niña weather pattern is expected to continue into the March quarter 2011, leading to an increased risk of more rainfall and tropical cyclones. This could further disrupt economic activity and delay the rebuilding of damaged infrastructure.

The exact scope and timing of construction activity related to the LNG sector will affect the overall economic outlook. A faster ramp up in construction may result in stronger investment and economic growth than currently assumed, whereas any construction delays would have the opposite effect. Nevertheless, the recent approval of two major LNG projects should boost the medium term economic growth prospects for the State relative to Budget time.

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However, several key risks to the outlook remain. With Asian and Latin American economies recovering at a much faster pace than the US and Western Europe, there has been a widening discord in monetary policy settings and exchange rate alignment among G20 countries. An escalation in trade frictions and the likelihood of competitive devaluations may undermine the global recovery. The re-emergence of sovereign debt concerns in Ireland and other European countries poses a risk to financial markets and the global recovery.

There also remain key uncertainties specific to China. A realignment of the Renminbi exchange rate could have a particularly adverse effect on China’s growth. Further, if recent attempts to curb inflation prove ineffective, a more substantial slowing in economic growth may need to occur to anchor inflation expectations. Finally, while a partial unwinding of Chinese coal imports from Queensland is assumed, China has begun to diversify its import sources to countries such as Indonesia and Mongolia. Any acceleration in this trend may lead to a larger fall in coal exports to China than currently assumed.

In Australia, the higher terms of trade and quantitative easing in the US has placed upward pressure on the A$. If the level of the A$ moves higher than currently assumed, this could exacerbate the fall in export earnings for a large portion of the State’s exports traded in US$ terms and also further deter overseas students and tourists. However, if advanced economies recover faster than expected and begin to normalise monetary policy, the A$ may average lower than currently anticipated.

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FISCAL OUTLOOK

Feature Box: Fiscal Impact of Queensland Floods

The MYFER incorporates a preliminary estimate of the financial impact of the floods. Given the full extent of the damage is yet to be fully quantified, this estimate has been determined based on the cost of previous disasters, taking into account the larger geographic spread of the disaster and the more urbanised nature of towns and cities impacted by this disaster. As a result, there are a number of caveats to these estimates:

•	The focus of agency staff appropriately remains on immediate response and recovery efforts.

•	Given the scale of the floods, in terms of severity and area affected, past experience indicates it will take up to 12 months before firm estimates of the cost are completed.

The flooding is an historically significant event for the State and will require a major and sustained relief and restoration effort. However, Australia has an institutional framework for natural disasters that is supportive of State and local governments.

EXPENDITURE

Natural Disaster Relief and Recovery Arrangements (NDRRA)

The prime mechanism through which relief and restoration will be delivered is the Commonwealth-State NDRRA assistance.

The NDRRA includes a range of pre-agreed relief measures and a cost sharing formula that varies in accordance with the severity of the event. With the severity of this flooding event, Queensland will be eligible for reimbursement from the Australian Government for up to 75 percent of the cost of those measures.

The most significant expenditure measure, in terms of cost, is the Restoration of Essential Public Assets. The bulk of this expenditure will be for State and local government roads.

Many of the areas affected by the recent flooding were also affected by the monsoonal flooding and tropical cyclone events that took place in January to April of 2010. Much of this program of restoration work is still taking place with many councils in particular facing repairs to roads previously damaged in other natural disasters. Under NDRRA conventions, where multiple disasters have affected a particular area or asset, the cost is attributed to the most recent disaster event.

Other NDRRA measures include the Disaster Relief Assistance Scheme (emergency and recovery assistance to individuals); Counter-Disaster Operations; and Concessional Loans and Grants to Primary Producers and Small Businesses.

The MYFER includes estimated NDRRA expenditure for these floods of $5 billion over three years, in addition to an amount of $2 billion relating to previous natural disasters that is also incorporated into the estimates. Total NDRRA expenditure is estimated to be $1.6 billion in 2010-11, $2.7 billion in 2011-12 and $2.7 billion in 2012-13.

The reimbursement arrangements with the Australian Government under the NDRRA cost sharing formula have been finalised. The Australian Government has agreed to an advance payment of $2 billion, with progressive reimbursement for the remaining NDRRA expenses.

The timing of the Australian Government’s NDRRA spending is having a significant impact on Queensland’s operating position across the forward estimates since payments are to be made faster than has been the case historically. In particular, the Commonwealth’s advance payment of $2 billion in 2010-11 improves the operating balance in 2010-11, but as restoration work is carried out in 2011-12 and 2012-13, the operating deficits in these years are larger than would otherwise be expected.

The Queensland Government will make similar arrangements for local government with an initial advance of $400 million and progressive reimbursement for remaining NDRRA expenses.

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Non-NDRRA Eligible Expenditure and Other Measures

Agencies may have incurred expenditure that does not fit within the categories of NDRRA eligible relief measures for which they will seek additional funding. This expenditure, which includes activities such as fodder purchase and dropping and animal welfare, has not been quantified.

The Government has launched a state wide independent Commission of Inquiry to examine Queensland’s flood disaster. The cost of this Inquiry, budgeted at $15 million, has been factored into the MYFER estimates, as has the Government’s donation to the Premier’s Disaster Relief Appeal.

The Government has set aside funding for the Flood Recovery Taskforce and a Queensland Reconstruction Authority which will scope and coordinate the state wide rebuilding program. The $2 billion advance NDRRA revenue payment from the Australian Government will be directed to the Queensland Reconstruction Authority as will the proceeds from the sale of the Abbot Point Coal Terminal once it is finalised.

The Government has also implemented new programs to assist in the recovery and rebuilding effort including additional funding for Tourism Queensland for a new marketing program, increases to the Jobs Assist program to help firms in trouble and a reallocation of sports grants to assist flood affected sporting groups to rebuild.

REVENUE

A large part of the State’s revenue comes from the Australian Government and will not be directly impacted. However, the extent of the impact of flooding on the national economy is likely to have some impact on future GST receipts.

The most significant and direct revenue impact for the State will be a reduction in mining royalties due to lost production associated with mine flooding and other flood related impacts on the supply chain.

While there has been an increase in coal prices in response to the floods, this will not have an immediate offsetting impact, with agreed contract prices already in place for the March quarter 2011.

The mining industry is at a varied state of recovery, and the MYFER incorporates a loss of production volumes as a result of the floods in the order of 15 million tonnes. The reduction in royalty revenue associated with this loss of production is estimated at around $200 million in 2010-11.

It is also expected that the State’s other key revenue sources of payroll tax and transfer duties will be impacted by the floods as a consequence of a reduction in overtime payments and reduced casual work hours for some parts of the community and an initial slowing of activity in the property market. These impacts have been estimated at around $35 million in 2010-11 for payroll tax.

THE CAPITAL PROGRAM

The State’s capital program was originally budgeted at $17.1 billion in 2010-11, but is now expected to be around $15.1 billion.

The flooding will necessitate additional expenditure on the restoration of core public assets during the remainder of 2010-11, including by the Government Owned Corporations on the State’s passenger and non-coal freight rail network. However, the flooding and wet weather generally will lead to delays and therefore underspends in the State capital program this year. Further, given capacity constraints, some of the State capital works effort may need to be redirected to repair and recovery projects, which are not generally considered to be capital works, in order to get emergency and high priority works completed.

Mid Year Fiscal and Economic Review 2010-11	17

GENERAL GOVERNMENT SECTOR

Table 3

Key financial aggregates

	2009-10 Actual $ million	2010-11 Budget $ million	2010-11 Revised $ million	2011-12 Projection $ million	2012-13 Projection $ million	2013-14 Projection $ million
Revenue	39,729	40,606	41,829	41,796	43,731	44,633
Expenses	39,785	42,352	43,297	45,755	47,287	46,311
Net operating balance	(56)	(1,745)	(1,468)	(3,959)	(3,556)	(1,677)
Cash surplus/(deficit)	(5,305)	(6,396)	(5,660)	(7,406)	(5,665)	(2,656)
Capital purchases	8,767	8,335	7,883	7,328	5,930	4,763
Net borrowing	5,182	7,629	81	8,928	6,947	3,898
Gross borrowing	15,916	23,250	20,497	29,521	36,487	40,403
Net worth	175,655	188,564	176,697	175,664	175,206	177,020
Net debt	(13,342)	(6,743)	(9,790)	(1,576)	4,614	7,502

Operating balance

The operating balance expected for 2010-11 is a deficit of $1.468 billion compared to a forecast deficit of $1.745 billion at the time of the 2010-11 Budget. The $277 million improvement in the net operating balance since the Budget primarily reflects:

•

the accelerated claims process for NDRRA expenditure, including an advance payment of $2 billion from the Australian Government, resulting in additional Commonwealth grants revenue, partially offset by the advance payment to local councils

•

a $286 million downward revision to royalty revenue estimates, primarily due to lost coal production from the flood events and also from the appreciation of the A$-US$ exchange rate, partially offset by stronger coal prices expected in the final quarter of 2010-11

•	downward revisions to GST revenue of $194 million

•

a $426 million reduction in taxation revenue forecasts, primarily associated with lower than anticipated levels of activity in the property market and the expected impact of the floods on transfer duty and payroll tax collections

•	additional expenditure decisions of $187 million since Budget, for a number of initiatives.

The downward revisions to revenue associated with the exchange rate and lower estimates of GST also flow through to the remainder of the forward estimates years.

The net impact on the 2010-11 operating balance of NDRRA expenditure and revenue is driven by the advance payment from the Australian Government of $2 billion and an existing expense provision in the 2010-11 Budget for disaster recovery, in the order of $700 million, for works that have subsequently been affected by the most recent flood events.

Mid Year Fiscal and Economic Review 2010-11	18

Table 4 provides a reconciliation of the current net operating balance for 2010-11 to the 2010-11 Budget estimate.

Table 4

Reconciliation of 2010-11 Budget and MYFER net operating balances1

2010-11
$ million
2010-11 Budget net operating balance	(1,745)

Expenditure policy decisions[2]	(187)
Taxation revisions[3]	(426)
Royalty and land rent revisions[4]	(286)
GST revisions[5]	(194)
Disaster related expense[6]	(945)
Realignment of NDRRA revenue[7]	2,198
Other parameter adjustments[8]	117

Mid Year Fiscal and Economic Review net operating balance	(1,468)

Notes:

1.	Denotes impact on net operating balance. Numbers may not add due to rounding.
2.	Reflects expenditure policy decisions taken since the 2010-11 Budget,
3.	Reflects changes in taxation estimates across a range of state taxes as outlined in the section on Revenue. Also includes the impact of the floods on transfer duty and payroll tax.
4.	Reflects changes in royalty and land rent estimates, largely due to production delays due to the recent flood and the appreciation of the A$-US$ exchange rate, partially offset by expectations of higher prices in the final quarter of 2010-11.
5.	As advised by the Australian Government in the 2010-11 Mid Year Economic and Fiscal Outlook.
6.	Reflects the expected increase in disaster expenditure since the 2010-11 Budget and includes the cost of the Queensland Reconstruction Authority, Flood Inquiry, Government’s donation to the Premier’s Flood Relief Appeal and flood recovery programs.
7.	Revenue from the Commonwealth’s share of NDRRA costs including for the current flood event.
8.	The net impact of adjustments of a non-policy nature such as for borrowing costs, depreciation expenses and changes in the timing of expenditure.

Mid Year Fiscal and Economic Review 2010-11	19

Expenses

Figure 5

Budget and Mid Year Fiscal and Economic Review Expenses, by Category

General Government Sector 2010-11

Expenses in 2010-11 are expected to be $945 million (or 2.2%) higher than the Budget estimate.

NDRRA expenditure, including for the most recent flood event, is estimated at approximately $1.6 Billion in 2010-11, some of which was included in the 2010-11 Budget. In addition, the initial costs of the Commission of Inquiry into flood disaster, the establishment of the Queensland Reconstruction Authority, the Government’s donation to the Premier’s Disaster Relief Appeal and other flood relief programs have contributed to the increase in expenditure since Budget.

The Government has previously announced the adoption of the Ernst and Young recommendations to improve the Health Payroll System at a cost of $209 million over three years, with $92 million of this provided in 2010-11. The MYFER provides for the total cost to be funded from whole-of-Government savings initiatives including the proposed Voluntary Separation Program.

Some modest service delivery initiatives are also provided, such as extending the ClimateSmart Home Service program (through savings from the generator review), providing additional funding to support students with a disability and delivering on the Government’s election commitment to construct a Townsville Ocean Terminal.

A key commitment of the Queensland Government is for growth in own-purpose expenses to not exceed real per capita growth. Expenditure growth, excluding Commonwealth related expenses, is expected to average 4.15% per year over the period 2009-10 to 2013-14. Further details on the Government’s progress in achieving this goal are outlined in the section on Fiscal Principles.

Mid Year Fiscal and Economic Review 2010-11	20

Revenue

Figure 6

Budget and Mid Year Fiscal and Economic Review Revenue, by Category

General Government Sector 2010-11

General Government revenue in 2010-11 is estimated to be $41.829 billion, $1.223 billion higher than the 2010-11 Budget estimate. This primarily reflects the $2 billion advance in NDRRA revenue from the Australian Government. Partially offsetting this are:

•

downward revisions to royalty estimates, primarily due to lost production as a result of the floods and the appreciation of the A$-US$ exchange rate, partially offset by price increases in the final quarter of 2010-11

•	revisions to GST revenue

•	a lower than expected level of property market activity impacting transfer duty including as a result of the recent flood events. The flood has also had a modest impact on payroll tax

Consistent with the downward revision to gross state product, the revenue outlook (excluding NDRRA revenue from the Australian Government) has softened since the 2010-11 Budget. Within the State, factors such as interest rate increases have delayed an anticipated recovery in the property market, while lower than expected levels of household consumption nationally have reduced the Australian Government’s forecasts of GST revenue.

Floods have had a significant impact on the expected level of coal production in 2010-11, while the strength of the A$ is more than offsetting improvements in the outlook for coal prices. In particular, the 2010-11 Budget assumed a 2010-11 year-average exchange rate of US$0.86, whereas the MYFER is based on a 2010-11 year-average assumption of US$0.97. Royalty assumptions for 2010-11 and the forward estimates are as outlined in Table 5.

Mid Year Fiscal and Economic Review 2010-11	21

Table 5

Royalty Assumptions

	2010-11 Revised	2011-12 Projection	2012-13 Projection	2013-14 Projection
Tonnages – Crown Export Coal (Mt)	165	187	199	211
Exchange Rate US$ per A$	0.97	0.95	0.92	0.90
Year Average Coal Prices
Hard Coking	231	221	200	180
Semi-Soft	185	173	160	140
Thermal	98	118	105	98

Treasury will commence discussions with the Queensland Resources Council on moving major royalty payers from a quarterly to monthly collection cycle from 2012. This will improve the timeliness of collections and enhance the Government’s monitoring and forecasting capacity over this significant revenue item.

The reduction in taxation forecasts of $426 million (or 4.2%) in 2010-11 primarily reflects a revision to the transfer duty forecast, with turnover in the housing stock much less than anticipated. This is associated with a moderation to the outlook for the owner-occupied property sector as a result of the cessation of the Australian Government’s First Home Owners Boost (which had flow-on impacts to other sectors of the residential property market) and increased interest rates. The outlook for residential investment property and non-residential property remains subdued due to continuing tightness in credit conditions and expectations of below-trend rates of economic growth in 2010-11. The level of transfer duty collections is now estimated to be less than that in 2009-10.

Further revisions have also been made to transfer duty and payroll tax in 2010-11 as a result of the recent flood events, although payroll tax estimates are still higher than in the 2010-11 Budget as a result of strong employment growth during the first half of 2010-11.

Table 6 outlines changes in taxation and royalty revenue since the 2010-11 Budget.

Mid Year Fiscal and Economic Review 2010-11	22

Table 6

Taxation and royalty revenue1

	2009-10 Actual $ million	2010-11 Budget $ million	2010-11 Revised $ million
Payroll tax	2,687	2,888	2,930

Duties
Transfer	1,978	2,229	1,885
Vehicle registration[2]	398	467	447
Insurance[3]	443	466	471
Other duties[4]	26	21	24
Total duties	2,845	3,183	2,827

Gambling taxes and levies
Gaming machine tax	517	536	542
Health Services Levy	33	34	36
Lotteries taxes	238	245	230
Wagering taxes	39	41	41
Casino taxes	82	89	86
Keno tax	19	20	20
Total gambling taxes and levies	927	964	954

Other taxes
Land tax	1,033	1,117	1,052
Motor vehicle registration	1,252	1,311	1,311
Fire levy	298	311	317
Community Ambulance Cover	155	154	154
Guarantee fees	112	192	150
Other taxes	65	70	70

Total taxation revenue	9,375	10,192	9,766

Royalties
Coal	1,756	2,766	2,466
Other royalties and land rents	392	477	491
Total royalties	2,148	3,243	2,957

Notes:

1.	Numbers may not add due to rounding.
2.	Vehicle registration duties in 2009-10 effectively represent only 11 months of collections, due to a one-off accrual adjustment.

3.	Includes duty on accident insurance premiums.
4.	Includes duty on life insurance premiums.

Mid Year Fiscal and Economic Review 2010-11	23

Revenue growth from 2011-12 to 2013-14 is expected to average 2.2% per annum. This is mainly driven by the advance NDRRA payment from the Australian Government and taxation and GST returning to long-term trend growth rates from 2011-12 onwards, with relatively stable royalty revenues anticipated as an easing in contract prices is assumed to largely offset strong volume growth. Growth in own-source revenues is also partly offset by reductions in Australian Government stimulus package flows, such as the Nation Building and Jobs Plan, which will largely reach completion in 2010-11.

Fiscal Principles

The fiscal principles of the Queensland Government are broadly based around three themes: fiscal sustainability; a competitive tax regime; and managing the State’s balance sheet.

The principles of the Queensland Government are:

•

In the General Government sector, meet all operating expenses from operating revenue (where operating revenue is defined as total revenue from transactions and operating expenses are defined as total expenses from transactions less depreciation).

This principle is expected to be met in 2010-11 and 2013-14. In 2011-12 and 2012-13 natural disaster spending has resulted in a $1.6 billion deterioration and $1.3 billion deterioration respectively since the 2010-11 Budget.

•	Growth in own-purpose expenses in the General Government sector not to exceed real per capita growth.

Growth in own-purpose expenses in 2009-10 was 2.81%, primarily reflecting the implementation of savings measures introduced in the 2009-10 Budget. In comparison, growth in population and inflation was almost 5%. The 2009-10 outcome represents the lowest growth in own-purpose expenses since 2002-03.

At the time of the 2010-11 Budget, growth in own-purpose expenses in 2010-11 was estimated at 5.97%, reflecting an unusually high level of expenses associated with natural disaster relief and reparation works and one-off costs associated with the assets sale program. Own-purpose expenses in 2010-11 are now expected to grow by 10.12%, with the increase since Budget primarily as a result of the significant flood reparation work, including an upfront payment to local councils. Other contributing factors include funding for improvements to the Queensland Health payroll system and modest service delivery enhancements.

The Government remains committed to ensuring that, on average across the forward estimates, own-purpose expenses growth will not exceed the real per capita constraint. The savings measures introduced by the Government will assist in achieving this principle. On average across the forward estimates, own-purpose expenses are expected to grow by 4.15% per annum, compared to real per capita growth of 5.04%. This decline in own-purpose expenses in 2013-14 is because the cost of the floods is expected to impact on the previous three years.

Mid Year Fiscal and Economic Review 2010-11	24

•	Achieve a General Government net operating surplus as soon as possible, but no later than 2015-16.

Despite a moderation in the revenue outlook since the 2010-11 Budget, the Queensland Government is committed to returning to a net operating surplus no later than 2015-16.

In this regard, the Government is introducing additional savings measures rising to $400 million per annum by 2014-15 (with total savings of approximately $800 million over the period 2010-11 to 2014-15).

Consistent with the projection in the 2010-11 Budget, Figure 7 indicates Queensland is on track to achieve a surplus in 2015-16. This reflects the fiscal benefits of the savings initiatives outlined above, largely offsetting the reductions in revenue since Budget by the end of the forward estimates period.

Figure 7

Budget and Mid Year Fiscal and Economic Review

General Government Sector Net Operating Balance, 2005-06 to 2016-17

•	Maintain a competitive tax environment for business.

Per capita tax collections in Queensland in 2010-11 are estimated at $2,136, compared with an estimated $2,636 for the average of the other states. This differential of $500 per capita is the largest differential since 2000-01.

Mid Year Fiscal and Economic Review 2010-11	25

•	Stabilise net financial liabilities as a proportion of revenue in the Non-financial Public sector.

The assets sale program undertaken by the Queensland Government has resulted in the net financial liabilities to revenue ratio being significantly lower than it would have been in the absence of asset sales.

Consistent with standard practice, assets sale proceeds are not factored into the budget estimates until the sale is finalised. Accordingly, the current estimates account for the Government’s sale of QR National and the Port of Brisbane and Forestry Plantations Queensland transactions. The transfer of Queensland Motorways Limited to Queensland Investment Corporation and the Abbot Point Coal Terminal transaction are expected to be completed prior to 30 June 2011, but are not yet included in the estimates.

For the asset sales that have been finalised, proceeds have been utilised to extinguish borrowings. The reduced borrowings as a result of asset sales is most apparent in the Non-financial Public sector, which effectively amalgamates the General Government and Public Non-financial Corporations sectors and is discussed in further detail below.

The proceeds from the QR National ($4.6 billion, including the transfer of a working capital borrowing facility to the new entity), Port of Brisbane ($2.1 billion in cash receipts) and Forestry Plantations Queensland ($0.6 billion) transactions have resulted in the State’s debt levels being significantly lower than if the asset sales had not occurred.

Further borrowings will also be avoided, as the capital requirements of these entities will no longer be funded by the State. Approximately $2.8 billion of this capital requirement, across the forward estimates, had been factored into the 2010-11 Budget.

•	Target full funding of long-term liabilities such as superannuation in accordance with actuarial advice.

As at the most recent actuarial review (released June 2008), accruing superannuation liabilities were fully funded. The State Actuary reviews the scheme every 3 years. The proposed transfer of Queensland Motorways Limited to the Queensland Investment Corporation’s investment trust will benefit the scheme.

Mid Year Fiscal and Economic Review 2010-11	26

Table 6

The fiscal principles of the Queensland Government

Principle	Indicator
Fiscal sustainability

		Operating Revenue ($ million)	Operating expenses less depreciation ($ million)
In the General Government sector, meet all operating expenses from operating revenue (where operating revenue is defined as total revenue from transactions and operating expenses are defined as total expenses from transactions less depreciation)	2009-10	39,729	37,285
	2010-11	41,829	40,514
	2011-12	41,796	42,743
	2012-13	43,731	44,034
	2013-14	44,633	42,819

	Growth in:	Own purpose expense	Inflation plus population
Growth in own-purpose expenses in the General Government sector not to exceed real per capita growth	2009-10	2.81%	4.95%
	2010-11	10.12%	5.25%
	2011-12	7.52%	5.00%
	2012-13	3.27%	5.00%
	2013-14	(2.98%)	5.00%
	Average	4.15%	5.04%

	Net operating balance ($ million)
Achieve a General Government net operating surplus as soon as possible, but no later than 2015-16	2009-10		(56)
	2010-11		(1,468)
	2011-12		(3,959)
	2012-13		(3,556)
	2013-14		(1,677)
Competitive tax regime

	Taxation revenue per capita, 2010-11
Maintain a competitive tax environment for business	Queensland:		$2,136
	Average of other states and territories:		$2,636
Managing the State’s balance sheet

	Net Financial Liabilities/Revenue Non-financial Public Sector
Stabilise net financial liabilities as a proportion of revenue in the Non-financial Public Sector	2009-10		94%
	2010-11		96%
	2011-12		120%
	2012-13		131%
	2013-14		137%
Target full funding of long-term liabilities such as superannuation in accordance with actuarial advice	As at last actuarial review (released June 2008), accruing superannuation liabilities were fully funded. The State Actuary reviews the scheme every 3 years.

The net financial liabilities to revenue ratio identified in Table 6 does not include the benefit of the Queensland Motorways Limited or Abbot Point Coal Terminal transactions. After completion of these transactions, the ratio is expected to be 87% in 2010-11 and 129% in 2013-14.

In the absence of asset sales, it is estimated that the forecast ratio for 2013-14 would have been 147%.

Mid Year Fiscal and Economic Review 2010-11	27

CASH FLOWS AND BALANCE SHEET

Non-financial Public Sector

The Non-financial Public (NFP) sector is essentially the amalgam of the General Government and Public Non-financial Corporations (PNFC) sectors, with transactions between these sectors being eliminated.

Net borrowings of $1.651 billion are expected in the NFP sector in 2010-11, a decrease of $9.392 billion compared with the 2010-11 Budget estimate, with asset sales proceeds utilised to repay debt and reduce borrowing requirements and the lower than budgeted operating deficit as a result of the advance NDRRA payment from the Australian Government.

Figure 8

Budget and Mid Year Fiscal and Economic Review

Non-financial Public Sector Net Borrowings

2010-11 to 2013-14

Net borrowings over 2010-11 and the forward estimates are expected to be $27.669 billion, compared to $31.563 billion estimated in the 2010-11 Budget. The reduction reflects the cash proceeds and reduced capital spending associated with asset sales, partially offset by the increased General Government sector deficits as a result of downward revisions to GST, taxation and royalty revenues and the cost of responding to floods.

Mid Year Fiscal and Economic Review 2010-11	28

Gross borrowings of $52.839 billion are projected at 30 June 2011, $9.988 billion lower than the 2010-11 Budget estimate due to cash proceeds and reduced capital spending associated with asset sales being utilised to repay existing debt and reduce borrowing requirements and the advance NDRRA payment by the Australian Government. By 2013-14, gross borrowings are expected to reach $78.954 billion, $4.591 billion lower than the estimate at the time of the 2010-11 Budget.

Figure 9

Budget and Mid Year Fiscal and Economic Review

Non-financial Public Sector Gross Borrowings

2010-11 to 2013-14

Purchases of non-financial assets (capital spending) of $13.731 billion are expected in the NFP sector in 2010-11, somewhat lower (11.3% or $1.748 billion) than the 2010-11 Budget estimate, primarily due to the reduced capital requirement in the PNFC sector with the sale of QR National and lower projected capital expenditure this financial year as a result of the floods and wet weather.

Over the period 2010-11 to 2013-14, NFP sector purchases of non-financial assets of $45.8 billion are planned. This is $3.3 billion lower than anticipated at the time of the 2010-11 Budget, largely driven by reduced expenditure in the PNFC sector, as a result of the QR National and Port of Brisbane transactions.

General Government Sector

Cash surplus/deficit

A cash deficit of $5.660 billion is expected in 2010-11, a $736 million improvement in the deficit since Budget as a result of the lower operating deficit and a modest reduction in capital spending.

Capital purchases

Purchases of non-financial assets are expected to be $7.883 billion in 2010-11, lower (5.4%) than the 2010-11 Budget estimate of $8.335 billion reflecting some revisions to the expected timing of expenditure including as a result of recent flooding and wet weather.

Mid Year Fiscal and Economic Review 2010-11	29

Over the period 2010-11 to 2013-14, purchases of non-financial assets of $25.9 billion are planned, largely consistent with the estimate at the time of the 2010-11 Budget.

Borrowings

Net borrowings of $81 million are expected in 2010-11, a decrease of $7.548 billion compared with the 2010-11 Budget estimate. The revised position primarily reflects the repatriation of proceeds from the sale of QR National to the General Government sector, along with the net proceeds from the Port of Brisbane transaction and the advance NDRRA payment from the Australian Government.

Net borrowings over 2010-11 and the forward estimates are expected to be $19.854 billion, $2.356 billion less than forecast at Budget largely reflecting the repatriation of net proceeds from asset sales, partly offset by the larger operating deficits that are primarily associated with downward revisions to revenue forecasts and responding to the floods.

Gross borrowings (the stock of borrowings outstanding as stated in the balance sheet) of $20.497 billion are forecast at 30 June 2011, $2.753 billion less than the Budget estimate, primarily reflecting a significant proportion of the proceeds from the sale of QR National being used to repay QR borrowings.

Net worth

The net worth, or equity, of the State is the amount by which the State’s assets exceed its liabilities. This is the value of the investment held on behalf of the people of Queensland by public sector entities.

The net worth of the General Government sector at 30 June 2011 is estimated at $176.697 billion. This is $11.867 billion lower than the forecast in the 2010-11 Budget, primarily due to downward revaluations of land and other fixed assets, such as roads, in the 30 June 2010 year-end process, to reflect market value.

Net debt

Net debt is the sum of advances received and borrowings less cash and deposits, advances paid and investments, loans and placements.

In 2010-11, net debt in the General Government sector is estimated to be negative $9.790 billion, compared to negative $6.743 billion estimated at the time of the 2010-11 Budget. The reduction in net debt primarily reflects the lower level of borrowings.

Queensland’s negative net debt of $2,141 per capita compares well to the weighted average net debt of $1,590 per capita in the other states.

Table 7

Projected net debt per capita at 30 June 2011

	QLD	NSW	VIC	WA	SA	TAS
Net debt per capita ($)	(2,141)	1,668	1,989	616	1,943	(606)

Sources: Mid Year Updates for QLD, NSW, WA, SA. Pre-election Budget Update for Vic. Budget for Tas. Population data is based on Australian Government Mid Year Economic and Fiscal Outlook forecasts.

Mid Year Fiscal and Economic Review 2010-11	30

Public Non-financial Corporations Sector

Net borrowings are forecast to decrease to $1.571 billion in 2010-11 compared to the Budget estimate of $3.414 billion. This is due to the reduction in net cash flows from operating activities being more than offset by the repayment of borrowings and reduced capital spending, primarily associated with the removal of QR National and the Port of Brisbane Corporation from the Budget and forward estimates.

Capital spending (purchases of non-financial assets) in the PNFC sector has been revised downwards from the Budget estimate over the four years from 2010-11. Capital spending over this period is expected to total $19.942 billion, a decrease of $3.024 billion from the Budget estimate of $22.966 billion. This decrease primarily reflects the removal of previously committed QR National capital projects.

The PNFC sector is projected to have a net operating surplus of $333 million in 2010-11, an increase of $22 million compared to the 2010-11 Budget estimate.

Mid Year Fiscal and Economic Review 2010-11	31

UNIFORM PRESENTATION FRAMEWORK AND LOAN COUNCIL ALLOCATION

Uniform Presentation Framework Information

General Government Sector Operating Statement 1

			2010-11 Budget [2] $ million	2010-11 Revised $ million	2011-12 Projection $ million	2012-13 Projection $ million	2013-14 Projection $ million

	Revenue from Transactions
	Taxation revenue		10,192	9,766	10,627	11,528	12,345
	Grants revenue		18,872	20,832	19,522	20,316	20,142
	Sales of goods and services		4,077	4,196	4,427	4,523	4,745
	Interest income		2,132	2,129	2,209	2,271	2,323
	Dividend and income tax equivalent income		1,460	1,360	1,099	1,235	1,387
	Other revenue		3,874	3,546	3,912	3,858	3,692
	Total Revenue from Transactions		40,606	41,829	41,796	43,731	44,633

Less	Expenses from Transactions
	Employee expenses		16,221	16,350	17,560	18,064	18,771
	Superannuation expenses
	Superannuation interest cost		1,261	1,174	1,221	1,231	1,234
	Other superannuation expenses		2,103	2,149	2,225	2,300	2,350
	Other operating expenses		8,502	9,524	10,244	10,400	8,938
	Depreciation and amortisation		2,822	2,783	3,012	3,253	3,492
	Other interest expenses		1,242	1,160	1,566	2,037	2,367
	Grants expenses		10,201	10,157	9,928	10,002	9,159
	Total Expenses from Transactions		42,352	43,297	45,755	47,287	46,311

Equals	Net Operating Balance		(1,745)	(1,468)	(3,959)	(3,556)	(1,677)

Plus	Other economic flows - included in operating result		(178)	365	(39)	9	28

Equals	Operating Result		(1,924)	(1,102)	(3,998)	(3,547)	(1,650)

Plus	Other economic flows - other movements in equity		2,881	2,145	2,964	3,089	3,463

Equals	Comprehensive Result - Total Change In Net Worth		957	1,042	(1,034)	(457)	1,814

	KEY FISCAL AGGREGATES

	Net Operating Balance		(1,745)	(1,468)	(3,959)	(3,556)	(1,677)

Less	Net Acquisition of Non-financial Assets
	Purchases of non-financial assets		8,335	7,883	7,328	5,930	4,763
	Less	Sales of non-financial assets	203	211	211	314	164
	Less	Depreciation	2,822	2,783	3,012	3,253	3,492
	Plus	Change in inventories	73	86	15	63	73
	Plus	Other movements in non-financial assets	186	189	182	130	141
	Equals	Total Net Acquisition of Non-financial Assets	5,569	5,165	4,302	2,556	1,320

Equals	Net Lending / (Borrowing)		(7,314)	(6,632)	(8,261)	(6,111)	(2,998)

Notes:

1.	Numbers may not add due to rounding.
2.	Numbers have been restated where subsequent changes in classification have occurred.

Mid Year Fiscal and Economic Review 2010-11	32

Public Non-financial Corporations Sector Operating Statement 1

			2010-11 Budget [2] $ million	2010-11 Revised $ million	2011-12 Projection $ million	2012-13 Projection $ million	2013-14 Projection $ million
	Revenue from Transactions
	Grants revenue		2,092	2,078	2,114	2,126	2,223
	Sales of goods and services		10,574	8,660	7,658	8,331	9,013
	Interest income		98	115	110	99	102
	Other revenue		323	312	346	354	326
	Total Revenue from Transactions		13,086	11,165	10,228	10,910	11,664

Less	Expenses from Transactions
	Employee expenses		2,563	2,081	1,769	1,786	1,895
	Superannuation expenses
	Other superannuation expenses		106	161	139	149	161
	Other operating expenses		4,284	3,705	3,066	3,148	3,224
	Depreciation and amortisation		2,747	2,268	2,429	2,572	2,677
	Other interest expenses		2,654	2,233	2,297	2,484	2,647
	Grants expenses		34	34	14	14	3
	Other property expenses		388	351	259	295	332
	Total Expenses from Transactions		12,776	10,833	9,974	10,449	10,939

Equals	Net Operating Balance		311	333	254	462	725

Plus	Other economic flows - included in operating result		(109)	538	(255)	(288)	(234)

Equals	Operating Result		202	871	(1)	174	492

Plus	Other economic flows - other movements in equity		(453)	(2,829)	222	47	66

Equals	Comprehensive Result - Total Change In Net Worth		(251)	(1,958)	222	220	557

	KEY FISCAL AGGREGATES

	Net Operating Balance		311	333	254	462	725

Less	Net Acquisition of Non-financial Assets
	Purchases of non-financial assets		7,144	5,849	4,781	4,891	4,421
	Less	Sales of non-financial assets	184	572	116	223	42
	Less	Depreciation	2,747	2,268	2,429	2,572	2,677
	Plus	Change in inventories	26	(2)	(15)	16	13
	Plus	Other movements in non-financial assets	40	44	59	61	62
	Equals	Total Net Acquisition of Non-financial Assets	4,281	3,052	2,280	2,173	1,777

Equals	Net Lending / (Borrowing)		(3,970)	(2,719)	(2,026)	(1,711)	(1,052)

Notes:

1.	Numbers may not add due to rounding.
2.	Numbers have been restated where subsequent changes in classification have occurred.

Mid Year Fiscal and Economic Review 2010-11	33

Non-financial Public Sector Operating Statement 1

			2010-11 Budget [2] $ million	2010-11 Revised $ million	2011-12 Projection $ million	2012-13 Projection $ million	2013-14 Projection $ million

	Revenue from Transactions
	Taxation revenue		9,854	9,491	10,329	11,173	11,962
	Grants revenue		18,914	21,002	19,657	20,461	20,297
	Sales of goods and services		14,316	12,521	11,755	12,505	13,383
	Interest income		2,230	2,245	2,318	2,370	2,425
	Dividend and income tax equivalent income		25	23	26	32	41
	Other revenue		4,194	3,855	4,258	4,212	4,019
	Total Revenue from Transactions		49,533	49,137	48,343	50,752	52,126

Less	Expenses from Transactions
	Employee expenses		18,664	18,322	19,233	19,747	20,554
	Superannuation expenses
	Superannuation interest cost		1,261	1,174	1,221	1,231	1,234
	Other superannuation expenses		2,209	2,311	2,364	2,449	2,512
	Other operating expenses		12,415	12,869	12,956	13,173	11,757
	Depreciation and amortisation		5,568	5,050	5,441	5,825	6,169
	Other interest expenses		3,704	3,243	3,676	4,285	4,760
	Grants expenses		8,197	8,296	7,975	8,049	7,108
	Total Expenses from Transactions		52,017	51,265	52,865	54,759	54,095

Equals	Net Operating Balance		(2,485)	(2,128)	(4,522)	(4,006)	(1,969)

Plus	Other economic flows - included in operating result		(287)	(259)	(293)	(279)	(206)

Equals	Operating Result		(2,772)	(2,387)	(4,816)	(4,285)	(2,175)

Plus	Other economic flows - other movements in equity		3,728	2,907	3,782	3,828	3,989

Equals	Comprehensive Result - Total Change In Net Worth		957	520	(1,034)	(457)	1,814

	KEY FISCAL AGGREGATES

	Net Operating Balance		(2,485)	(2,128)	(4,522)	(4,006)	(1,969)

Less	Net Acquisition of Non-financial Assets
	Purchases of non-financial assets		15,479	13,731	12,108	10,822	9,184
	Less	Sales of non-financial assets	387	783	327	537	207
	Less	Depreciation	5,568	5,050	5,441	5,825	6,169
	Plus	Change in inventories	99	84	—	78	86
	Plus	Other movements in non-financial assets	227	234	241	191	203
	Equals	Total Net Acquisition of Non-financial Assets	9,850	8,216	6,581	4,728	3,097

Equals	Net Lending / (Borrowing)		(12,335)	(10,344)	(11,104)	(8,735)	(5,066)

Notes:

1.	Numbers may not add due to rounding.
2.	Numbers have been restated where subsequent changes in classification have occurred.

Mid Year Fiscal and Economic Review 2010-11	34

General Government Sector Balance Sheet 1

	2010-11 Budget [2] $ million	2010-11 Revised $ million	2011-12 Projection $ million	2012-13 Projection $ million	2013-14 Projection $ million
Assets
Financial Assets
Cash and deposits	308	445	349	311	282
Advances paid	594	595	623	639	651
Investments, loans and placements	29,553	29,712	30,589	31,384	32,426
Receivables	3,357	3,784	3,710	3,906	4,105
Equity
Investments in other public sector entities	24,648	17,451	17,673	17,893	18,450
Investments - other	59	73	119	149	149

Total Financial Assets	58,518	52,060	53,063	54,282	56,063

Non-financial Assets
Land and other fixed assets	182,735	176,664	184,072	189,626	193,701
Other non-financial assets	6,759	5,495	5,748	6,057	6,377
Total Non-financial Assets	189,493	182,159	189,820	195,683	200,077

Total Assets	248,012	234,219	242,882	249,965	256,141

Liabilities
Payables	3,085	3,481	3,485	3,546	3,617
Superannuation liability	25,462	25,664	25,969	26,123	26,128
Other employee benefits	4,177	4,428	4,696	4,956	5,228
Deposits held	—	4	4	4	4
Advances received	462	461	459	457	455
Borrowing	23,250	20,497	29,521	36,487	40,403
Other liabilities	3,012	2,987	3,084	3,185	3,286
Total Liabilities	59,447	57,522	67,219	74,758	79,121

Net Worth	188,564	176,697	175,664	175,206	177,020
Net Financial Worth	(929)	(5,462)	(14,156)	(20,477)	(23,057)
Net Financial Liabilities	25,576	22,913	31,829	38,370	41,508
Net Debt	(6,743)	(9,790)	(1,576)	4,614	7,502

Notes:

1.	Numbers may not add due to rounding.
2.	Numbers have been restated where subsequent changes in classification have occurred.

Mid Year Fiscal and Economic Review 2010-11	35

Public Non-financial Corporations Sector Balance Sheet 1

	2010-11 Budget [2] $ million	2010-11 Revised $ million	2011-12 Projection $ million	2012-13 Projection $ million	2013-14 Projection $ million
Assets
Financial Assets
Cash and deposits	943	1,315	1,296	1,304	1,406
Advances paid	247	275	258	241	225
Investments, loans and placements	561	611	431	368	319
Receivables	2,032	1,592	1,680	1,818	1,916
Equity
Investments - other	99	83	100	122	132
Total Financial Assets	3,882	3,875	3,765	3,853	3,998

Non-financial Assets
Land and other fixed assets	72,658	57,023	59,854	62,573	65,063
Other non-financial assets	1,449	1,169	1,168	1,178	1,177
Total Non-financial Assets	74,107	58,192	61,022	63,751	66,240

Total Assets	77,989	62,067	64,787	67,604	70,238

Liabilities
Payables	2,555	2,246	2,125	2,282	2,445
Superannuation liability	131	79	64	48	48
Other employee benefits	958	648	644	615	630
Deposits held	20	16	16	16	17
Advances received	11	11	11	10	9
Borrowing	39,578	32,341	34,752	36,963	38,550
Other liabilities	7,773	6,205	6,435	6,708	7,021
Total Liabilities	51,027	41,547	44,046	46,643	48,719

Net Worth	26,962	20,520	20,742	20,962	21,519
Net Financial Worth	(47,145)	(37,672)	(40,281)	(42,789)	(44,721)
Net Debt	37,859	30,168	32,794	35,076	36,625

Notes:

1.	Numbers may not add due to rounding.
2.	Numbers have been restated where subsequent changes in classification have occurred.

Mid Year Fiscal and Economic Review 2010-11	36

Non-financial Public Sector Balance Sheet 1

	2010-11 Budget [2] $ million	2010-11 Revised $ million	2011-12 Projection $ million	2012-13 Projection $ million	2013-14 Projection $ million
Assets
Financial Assets
Cash and deposits	1,251	1,759	1,645	1,615	1,688
Advances paid	829	858	869	870	866
Investments, loans and placements	30,113	30,325	31,022	31,754	32,747
Receivables	3,943	3,940	4,089	4,297	4,450
Equity
Investments in other public sector entities	(2,250)	(3,004)	(3,005)	(3,005)	(3,006)
Investments - other	158	155	219	271	280
Total Financial Assets	34,044	34,033	34,839	35,801	37,025

Non-financial Assets
Land and other fixed assets	255,358	233,653	243,891	252,165	258,729
Other non-financial assets	790	678	628	622	619
Total Non-financial Assets	256,147	234,331	244,519	252,787	259,348

Total Assets	290,191	268,363	279,358	288,588	296,373

Liabilities
Payables	4,223	4,311	4,329	4,421	4,510
Superannuation liability	25,593	25,743	26,033	26,171	26,176
Other employee benefits	5,135	5,076	5,340	5,572	5,858
Deposits held	20	20	20	20	20
Advances received	462	462	460	457	455
Borrowing	62,827	52,839	64,274	73,451	78,954
Other liabilities	3,367	3,215	3,240	3,290	3,380
Total Liabilities	101,627	91,666	103,695	113,382	119,353

Net Worth	188,564	176,697	175,664	175,206	177,020
Net Financial Worth	(67,583)	(57,633)	(68,856)	(77,581)	(82,328)
Net Financial Liabilities	65,333	54,629	65,851	74,576	79,322
Net Debt	31,116	20,378	31,218	39,690	44,128

Notes:

1.	Numbers may not add due to rounding.
2.	Numbers have been restated where subsequent changes in classification have occurred.

Mid Year Fiscal and Economic Review 2010-11	37

General Government Sector Cash Flow Statement 1

	2010-11 Budget [2] $ million	2010-11 Revised $ million	2011-12 Projection $ million	2012-13 Projection $ million	2013-14 Projection $ million
Cash Receipts from Operating Activities
Taxes received	10,190	9,765	10,626	11,527	12,344
Grants and subsidies received	18,883	20,840	19,530	20,324	20,150
Sales of goods and services	4,485	4,638	4,778	4,889	5,112
Interest receipts	2,131	2,128	2,206	2,267	2,319
Dividends and income tax equivalents	1,062	1,020	1,257	1,131	1,288
Other receipts	4,832	4,667	4,930	4,881	4,729
Total Operating Receipts	41,582	43,058	43,327	45,019	45,942

Cash Payments for Operating Activities
Payments for employees	(18,435)	(18,419)	(20,405)	(21,174)	(22,072)
Payments for goods and services	(9,298)	(10,583)	(11,045)	(11,231)	(9,766)
Grants and subsidies	(10,135)	(10,116)	(9,919)	(9,964)	(9,101)
Interest paid	(1,240)	(1,158)	(1,565)	(2,037)	(2,367)
Other payments	(738)	(770)	(681)	(663)	(694)
Total Operating Payments	(39,847)	(41,047)	(43,616)	(45,068)	(43,999)

Net Cash Inflows from Operating Activities	1,735	2,012	(289)	(49)	1,943

Cash Flows from Investments in Non-Financial Assets
Purchases of non-financial assets	(8,335)	(7,883)	(7,328)	(5,930)	(4,763)
Sales of non-financial assets	203	211	211	314	164
Net Cash Flows from Investments in Non-financial Assets	(8,131)	(7,672)	(7,117)	(5,616)	(4,599)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	(1)	6,503	(748)	(532)	(569)

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	(1,361)	(1,378)	(864)	(782)	(696)

Receipts from Financing Activities
Advances received (net)	(14)	(6)	(6)	(6)	(6)
Borrowing (net)	7,629	81	8,928	6,947	3,898
Net Cash Flows from Financing Activities	7,615	75	8,922	6,941	3,892

Net Increase/(Decrease) in Cash held	(143)	(460)	(96)	(38)	(29)

Net cash from operating activities	1,735	2,012	(289)	(49)	1,943
Net cash flows from investments in non-financial assets	(8,131)	(7,672)	(7,117)	(5,616)	(4,599)
Surplus/(Deficit)	(6,396)	(5,660)	(7,406)	(5,665)	(2,656)

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	(6,396)	(5,660)	(7,406)	(5,665)	(2,656)
Acquisitions under finance leases and similar arrangements	(71)	(71)	(67)	(15)	(26)
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	(6,467)	(5,731)	(7,473)	(5,680)	(2,682)

Notes:

1.	Numbers may not add due to rounding.
2.	Numbers have been restated where subsequent changes in classification have occurred.

Mid Year Fiscal and Economic Review 2010-11	38

Public Non-financial Corporations Sector Cash Flow Statement 1

	2010-11 Budget [2] $ million	2010-11 Revised $ million	2011-12 Projection $ million	2012-13 Projection $ million	2013-14 Projection $ million
Cash Receipts from Operating Activities
Grants and subsidies received	2,096	2,221	2,104	2,135	2,220
Sales of goods and services	11,329	8,250	8,110	8,727	9,457
Interest receipts	98	116	110	99	102
Other receipts	664	698	718	740	716
Total Operating Receipts	14,186	11,285	11,041	11,702	12,495

Cash Payments for Operating Activities
Payments for employees	(2,605)	(2,261)	(1,928)	(1,981)	(2,042)
Payments for goods and services	(5,016)	(4,071)	(3,410)	(3,519)	(3,594)
Grants and subsidies	(31)	(31)	(12)	(12)	—
Interest paid	(2,535)	(2,160)	(2,256)	(2,477)	(2,609)
Other payments	(884)	(927)	(953)	(909)	(1,000)
Total Operating Payments	(11,071)	(9,451)	(8,559)	(8,897)	(9,245)

Net Cash Inflows from Operating Activities	3,115	1,834	2,482	2,804	3,250

Cash Flows from Investments in Non-Financial Assets
Purchases of non-financial assets	(7,144)	(5,849)	(4,781)	(4,891)	(4,421)
Sales of non-financial assets	184	572	116	223	42
Net Cash Flows from Investments in Non-financial Assets	(6,961)	(5,277)	(4,665)	(4,669)	(4,378)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	445	2,394	(18)	(22)	(10)

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	6	(13)	3	3	5

Receipts from Financing Activities
Advances received (net)	—	(1)	(1)	(1)	(1)
Borrowing (net)	3,414	1,571	2,413	2,231	1,603
Dividends paid	(856)	(702)	(913)	(817)	(912)
Other financing (net)	417	(542)	678	478	544
Net Cash Flows from Financing Activities	2,975	326	2,178	1,891	1,234

Net Increase/(Decrease) in Cash held	(420)	(735)	(19)	8	102

Net cash from operating activities	3,115	1,834	2,482	2,804	3,250
Net cash flows from investments in non-financial assets	(6,961)	(5,277)	(4,665)	(4,669)	(4,378)
Dividends paid	(856)	(702)	(913)	(817)	(912)
Surplus/(Deficit)	(4,702)	(4,146)	(3,096)	(2,681)	(2,041)

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	(4,702)	(4,146)	(3,096)	(2,681)	(2,041)
Acquisitions under finance leases and similar arrangements	—	(4)	(16)	(15)	(15)
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	(4,702)	(4,149)	(3,111)	(2,697)	(2,056)

Notes:

1.	Numbers may not add due to rounding.
2.	Numbers have been restated where subsequent changes in classification have occurred.

Mid Year Fiscal and Economic Review 2010-11	39

Non-financial Public Sector Cash Flow Statement 1

	2010-11 Budget [2] $ million	2010-11 Revised $ million	2011-12 Projection $ million	2012-13 Projection $ million	2013-14 Projection $ million
Cash Receipts from Operating Activities
Taxes received	9,853	9,490	10,328	11,172	11,961
Grants and subsidies received	18,928	21,148	19,659	20,468	20,305
Sales of goods and services	15,480	12,552	12,558	13,268	14,195
Interest receipts	2,229	2,244	2,315	2,367	2,421
Dividends and income tax equivalents	33	39	23	26	32
Other receipts	5,493	5,362	5,648	5,621	5,445
Total Operating Receipts	52,015	50,835	50,532	52,920	54,358

Cash Payments for Operating Activities
Payments for employees	(20,920)	(20,571)	(22,237)	(23,051)	(24,002)
Payments for goods and services	(13,994)	(14,332)	(14,137)	(14,413)	(12,996)
Grants and subsidies	(8,128)	(8,247)	(7,969)	(7,998)	(7,050)
Interest paid	(3,583)	(3,168)	(3,634)	(4,278)	(4,723)
Other payments	(1,396)	(1,375)	(1,275)	(1,244)	(1,307)
Total Operating Payments	(48,022)	(47,693)	(49,253)	(50,983)	(50,079)

Net Cash Inflows from Operating Activities	3,993	3,142	1,279	1,937	4,280

Cash Flows from Investments in Non-Financial Assets
Purchases of non-financial assets	(15,479)	(13,731)	(12,108)	(10,822)	(9,184)
Sales of non-financial assets	387	783	327	537	207
Net Cash Flows from Investments in Non-financial Assets	(15,092)	(12,948)	(11,781)	(10,285)	(8,977)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	851	8,359	(87)	(76)	(35)

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	(1,355)	(1,391)	(861)	(779)	(690)

Receipts from Financing Activities
Advances received (net)	(14)	(6)	(6)	(6)	(6)
Borrowing (net)	11,043	1,651	11,340	9,177	5,501
Other financing (net)	9	(3)	—	1	—
Net Cash Flows from Financing Activities	11,038	1,642	11,335	9,172	5,494

Net Increase/(Decrease) in Cash held	(565)	(1,196)	(116)	(31)	72

Net cash from operating activities	3,993	3,142	1,279	1,937	4,280
Net cash flows from investments in non-financial assets	(15,092)	(12,948)	(11,781)	(10,285)	(8,977)
Surplus/(Deficit)	(11,099)	(9,806)	(10,503)	(8,347)	(4,698)

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	(11,099)	(9,806)	(10,503)	(8,347)	(4,698)
Acquisitions under finance leases and similar arrangements	(71)	(75)	(82)	(30)	(41)
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	(11,170)	(9,881)	(10,585)	(8,378)	(4,738)

Notes:

1.	Numbers may not add due to rounding.
2.	Numbers have been restated where subsequent changes in classification have occurred.

Mid Year Fiscal and Economic Review 2010-11	40

Loan Council Allocation

Loan Council Allocation1

		2010-11 Budget $ million	2010-11 Revised $ million
	General Government sector cash deficit/(surplus)[2]	6,396	5,660
	PNFC sector cash deficit/(surplus)[2]	4,702	4,146

	Non Financial Public Sector cash deficit/(surplus)[2]	11,099	9,806
	Acquisitions under finance leases and similar arrangements[3]	(71)	(75)

Equals	ABS GFS cash deficit/(surplus)	11,170	9,881
Less	Net cash flows from investments in financial assets for policy purposes	851	8,359

Plus	Memorandum Items[4]	1,234	1,234

	Loan Council Allocation	11,553	2,756

Notes:

1.	Numbers may not add due to rounding.
2.	Figures in brackets represent surpluses.
3.	Finance leases are shown with a negative sign as they are deducted in compiling the ABS GFS cash deficit/surplus.
4.	Memorandum items include operating leases and local government borrowings.

The revised LCA is outside the 2% tolerance level mainly due to the proceeds from the QR National and Port of Brisbane transactions being utilised to reduce borrowings.

Mid Year Fiscal and Economic Review 2010-11	41

TAXATION AND ROYALTY REVENUE – 2009-10 TO 2013-14

Taxation and royalty revenue1

	2009-10 Actual $ million	2010-11 Budget $ million	2010-11 Revised $ million	2011-12 Revised $ million	2012-13 Revised $ million	2013-14 Revised $ million
Payroll tax	2,687	2,888	2,930	3,213	3,506	3,830
Transfer duty	1,978	2,229	1,885	2,175	2,497	2,725
Other duties	867	954	942	1,001	1,057	1,116
Gambling taxes and levies	927	964	954	983	1,013	1,043
Land tax	1,033	1,117	1,052	1,136	1,206	1,278
Motor vehicle registration	1,252	1,311	1,311	1,364	1,418	1,475
Other taxes	631	728	692	756	833	879
Total taxation revenue	9,375	10,192	9,766	10,627	11,528	12,345

Royalties
Coal	1,756	2,766	2,466	2,787	2,722	2,533
Other royalties and land rents	392	477	491	562	561	582
Total Royalties	2,148	3,243	2,957	3,349	3,283	3,115

Note:

1.	Numbers may not add due to rounding.

Mid Year Fiscal and Economic Review 2010-11	42

Queensland

Government

State Budget 2010–11

Mid Year Fiscal and Economic Review

www.treasury.qld.gov.au